SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                (SIXTH AMENDMENT)

                    Under the Securities Exchange Act of 1934


                             PetroCorp Incorporated
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)


                                   71645N 10 1
                                 (CUSIP Number)


                                TAMARA R. WAGMAN
                            FREDERIC DORWART, LAWYERS
                                  Old City Hall
                             124 East Fourth Street
                              Tulsa, OK 74103-5010
                                 (918) 583-9922
                           (918) 583-8251 (Facsimile)
                      -------------------------------------
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 August 3, 1999
                      ----------------- -------------------
                      (Date of Event Which Required Filing)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [ ].

CUSIP No. 71645N 10 1

(1)      Name of Reporting Person S.S.                    Kaiser-Francis Oil Co.
         or I.R.S. Identification No.                     I.R.S. ID. #73-1006655
         of Above Person

(2)      Check the Appropriate Box                        (a)     [ ]
         if a Member of a Group                           (b)     [ ]
         (See instructions)

(3)      SEC Use Only

(4)      Source of Funds (See instructions)               WC

(5)      Check if Disclosure of Legal
         Proceedings is Required
         Pursuant to Items 2(d) or 2(e)

(6)      Citizenship or Place                             State of Delaware
         of Organization

         Number of Shares Beneficially
         Owned by Each Reporting
         Person With:

(7)      Sole Voting Power 4,327,457

(8)      Shared Voting Power                              None

(9)      Sole Dispositive Power                           4,327,457

(10)     Shared Dispositive Power                         None

(11)     Aggregate Amount Beneficially Owned              4,327,457
         by Each Reporting Person

(12)     Check if the Aggregate Amount in                 [ ]
         Row (11) Excludes Certain Shares
         (See instructions)

(13)     Percent of Class Represented by                  49.99%
         Amount in Row (11)

(14)     Type of Reporting Person                         CO
         (See instructions)

                                  SCHEDULE 13D


                       Filed by Kaiser-Francis Oil Company
                     In Connection with Transactions in the
                        Shares of PetroCorp Incorporated

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share (the "Common Stock"), of PetroCorp Incorporated, a Texas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 16800 Greenspoint Park Drive, Suite 300, North Atrium, Houston, Texas.

ITEM 2.  IDENTITY AND BACKGROUND.

         (1) General. GBK Corporation owns all of the issued and outstanding capital stock of Kaiser-Francis Oil Company ("Kaiser-Francis"). George B. Kaiser ("Kaiser") owns 78.23% of the issued and outstanding capital stock of GBK Corporation. Affiliates of Kaiser own 21.77% of the issued and outstanding capital stock of GBK Corporation.

         (2) GBK Corporation. GBK Corporation is a Delaware corporation, whose principal business is a holding company. The address of the principal business and principal office of GBK Corporation is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (3) Kaiser-Francis Oil Company. Kaiser-Francis is a Delaware corporation, whose principal business is the exploration for and production of oil and gas and the acquisition and disposition of producing oil and gas properties. The address of the principal business and principal office of Kaiser-Francis Oil Company is:

                                    6733 South Yale
                                    Tulsa, Oklahoma 74136

                  With respect to paragraphs (d) and (e) of this Item 2, none.

         (4) The executive officers, directors, and each person who may be deemed to be controlling GBK Corporation and Kaiser-Francis are as follows:

                           President:                       George B. Kaiser
                           Executive Vice President:   James A. Willis
                           Chief Financial Officer:         D. Joseph Graham
                           Secretary:                       Frederic Dorwart
                           Treasurer:                       Reece A. Hembree
                           Director:                        George B. Kaiser

         (5)      (a)      George B. Kaiser

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c) Independent Oil and Gas Producer KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

         (6)      (a)      James A. Willis

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c) Executive Vice President KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

         (7)      (a)      D. Joseph Graham

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c) Chief Financial Officer KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

         (8)      (a)      Frederic Dorwart

                  (b)      Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010

                  (c)      Law
                           Old City Hall
                           124 East Fourth Street
                           Tulsa, OK 74103-5010

                  (d)      No

                  (e)      No

                  (f)      United States of America

         (9)      (a)      Reece A. Hembree

                  (b)      6733 South Yale
                           Tulsa, OK 74136

                  (c) Treasurer KAISER-FRANCIS OIL COMPANY 6733 South Yale Tulsa, OK 74136

                  (d)      No

                  (e)      No

                  (f)      United States of America

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

 N/A.  The purpose of this amendment is not related to an acquisition of shares.

ITEM 4.  PURPOSE OF TRANSACTION.

On August 3, 1999, Kaiser-Francis Oil Company and PetroCorp Incorporated entered into (i) an Interim Consulting Agreement and (ii) a Management Agreement. Pursuant to the Interim Consulting Agreement, Kaiser-Francis Oil Company will operate PetroCorp's oil and gas wells on a contract basis and provide administrative services as requested by PetroCorp commencing September 1, 1999. The Interim Consulting Agreement is subject to termination on 30 days notice by either party. The Management Agreement is subject to the approval of PetroCorp's shareholders. If approved by the shareholders of PetroCorp, Kaiser-Francis Oil Company will manage PetroCorp's oil and gas exploration and production business and corporate affairs, subject to the Board of Directors of PetroCorp. The Interim Consulting Agreement and the proposed Management Agreement are filed herewith as Exhibits G and H.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The number of shares of PetroCorp, beneficially owned by Kaiser-Francis is 4,327,457 which increased 50,000 shares from its October 16, 1998 filing of the Fourth Amendment to
                  Schedule 13D. The 50,000 shares were purchased in open market transactions and were reflected on Form 4 filed with the SEC.

         (b) On June 25, 1996, Gary R. Christopher purchased 500 shares of Petro-Corp Common Stock at $8-1/8 per share. On May 3, 1996, Mr. Christopher purchased 1,000 shares at $7-1/2 per share. Kaiser-Francis disclaims any beneficial interest in the share held by Mr. Christopher and the shares are not included in the interests reported in this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

                  None; except as described in Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Agreement Dated June 21, 1996 between First Reserve Corporation and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (previously filed).

         (b) Registration Rights Agreement dated January 18, 1994 (previously filed).

         (c)      Assignment Agreement dated July 26, 1996 (previously filed).

         (d) Agreement Dated October 9, 1996 between LHS Holding Company and Kaiser-Francis Oil Corporation respecting purchase of shares of PetroCorp Common Stock (previously filed).

         (e) Registration Rights Agreement dated August 24, 1993 between PetroCorp Incorporated and L. S. Holding Company (previously filed).

         (f) Letter of Intent dated May 20, 1999 between PetroCorp Incorporated and Kaiser-Francis Oil Company (previously filed).
         (g) Interim Consulting Agreement dated August 3, 1999 between Kaiser-Francis Oil Company and PetroCorp Incorporated (attached hereto).

         (h)      Management    Agreement   dated   August   3,   1999   between
                  Kaiser-Francis   Oil   Company  and   PetroCorp   Incorporated
                  (attached hereto).


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 Signed: /s/ Gary R. Christopher
                                                 -------------------------------
                                                 Gary R. Christopher







                                    Exhibit G

                          INTERIM CONSULTING AGREEMENT

         This Interim Consulting Agreement (the "Agreement") is made this 3rd day of August, 1999, but effective for all purposes as of September 1, 1999 (the "Effective Date"), between PetroCorp Incorporated, a Texas corporation and Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis") (each a "Party" and collectively the "Parties").

                               W I T N E S S E T H

     WHEREAS, PetroCorp Incorporated is engaged in the oil and gas exploration and production business in the United States and Canada; and

         WHEREAS, Kaiser-Francis, the beneficial owner of approximately forty-nine and nine-tenths percent (49.9%) of the issued and outstanding PetroCorp Incorporated Common Stock, is also engaged in the oil and gas exploration and production business; and

         WHEREAS, contemporaneously herewith, the parties have executed a Management Agreement, to be effective after receipt of approval thereof by PetroCorp Incorporated's shareholders, pursuant to which Kaiser-Francis will perform certain Oil and Gas Operations and Administrative Services, each as defined in the Management Agreement, on behalf of PetroCorp Incorporated and its wholly-owned subsidiaries, (i) PCC Energy, Inc., and (ii) PCC Energy Corp. and its subsidiary, PCC Energy, Limited (PetroCorp Incorporated and its subsidiaries being referred to herein as "PetroCorp"); and

         WHEREAS, PetroCorp's current personnel cannot presently perform all of the Oil and Gas Operations and Administrative Services (collectively, the "Services") on an efficient, cost-effective basis; and

         WHEREAS, PetroCorp Incorporated desires to retain Kaiser-Francis to perform certain of the Services on behalf of PetroCorp, pending receipt of shareholder approval of the Management Agreement; and

         WHEREAS, Kaiser-Francis desires to perform such Services on behalf of PetroCorp in accordance with the terms hereof and in consideration of the compensation set forth herein;

         NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

         1. Services. During the term of this Agreement, Kaiser-Francis shall perform on behalf of PetroCorp such of the Services as PetroCorp Incorporated may from time to time request in writing. On or before the 15th day of each calendar month during the term hereof, Kaiser-Francis will furnish to PetroCorp Incorporated a statement, in form reasonably satisfactory to PetroCorp, setting forth a brief narrative description of the Services performed by Kaiser-Francis during the preceding calendar month.


         2. Standard of Care. Kaiser-Francis shall perform the requested Services in good faith, in compliance with applicable laws and contractual obligations, and using that degree of care and skill which (i) with respect to Administrative Services, is usually and customarily observed by publicly traded corporations; and (ii) with respect to Oil and Gas Operations, is usually and customarily observed in the oil and gas industry (and with respect to operation of PetroCorp's oil and gas properties, is consistent with that degree of care and skill which would be employed by a reasonable prudent operator). Notwithstanding the foregoing, Kaiser-Francis shall not be required to expend its own funds or make any payment or incur any liability to any third party to assure compliance with such laws or agreements. As used herein, "good faith" means conduct that is honest in fact and free of improper motive.

         3. Compensation. Commencing on October 1, 1999 and on the 1st day of each calendar month thereafter during the term hereof, PetroCorp shall pay Kaiser-Francis, as Kaiser-Francis' sole compensation for providing the Services during the term hereof, a services fee of fifty-thousand dollars ($50,000.00) ("Fee").

         4.       Indemnification.

                  a. Indemnification by Kaiser-Francis. Kaiser-Francis hereby agrees to defend, indemnify and hold harmless PetroCorp Incorporated and its officers, directors, shareholders, employees, agents and Affiliates (collectively, the "PetroCorp Indemnitees") from any and all threatened or actual claims, demands, causes of action, suits, proceedings, losses, damages, fines, penalties, liabilities, costs and expenses of any nature, including attorneys' fees and court costs (collectively, "Claims"), sustained or incurred by or asserted against the PetroCorp Indemnitees arising from (i) the breach of this Agreement by Kaiser-Francis; and (ii) the gross negligence or willful misconduct of Kaiser-Francis in connection with the rendering of the Services.

                  b. Indemnification by PetroCorp Incorporated. PetroCorp Incorporated hereby agrees to defend, indemnify and hold harmless Kaiser-Francis and its officers, directors, shareholders, employees, agents and Affiliates (collectively, the "Kaiser-Francis Indemnitees") from any and all threatened or actual Claims sustained or incurred by or asserted against the Kaiser-Francis Indemnitees arising from (i) the breach of this Agreement by PetroCorp; (ii) Kaiser-Francis's performance of the Services, except to the extent PetroCorp is entitled to indemnification with respect thereto from Kaiser-Francis pursuant to paragraph 4(a) above.

                  c. Indemnification Procedures. A Party requesting indemnification pursuant to this Paragraph 4 (the "Indemnified Party") shall promptly give notice to the Party from whom indemnification is sought (the "Indemnifying Party") of the Claim for which indemnification is sought, and the Indemnifying Party shall defend such Claim by counsel selected by the Indemnifying Party (provided that such counsel shall be reasonably satisfactory to the Indemnified Party), and the Indemnifying Party shall pay all expenses therefor. The Indemnified Party may, at its own expense, employ separate counsel and participate in defense of such Claims.

         5. Term. Either party may terminate this Agreement upon thirty (30) days prior written notice to the other party hereto. If not sooner terminated by either party, this Agreement shall terminate upon the Effective Date of the Management Agreement.

         6. Confidentiality The parties recognize that Kaiser-Francis will have access to certain information and records with respect to PetroCorp's business and properties that are of a nature that is customarily maintained as confidential and not disclosed by publicly traded companies engaged in the oil and gas exploration and production business. Such information may include, but is not limited to, seismic data, reserve reports, prospect analyses, and privileged attorney-client communications. Kaiser-Francis shall maintain the confidentiality of all such information, together with reports, analyses, summaries, spreadsheets, evaluations, memoranda or other documents prepared or generated by Kaiser-Francis or its consultants or agents on the basis of such information, whether in written, graphic, electronic or any other format; provided, however, that Kaiser-Francis may disclose such information (i) in any judicial or alternative dispute resolution proceeding to resolve disputes between PetroCorp and Kaiser-Francis arising hereunder; (ii) to the extent disclosure is legally required under applicable laws or any agreement to which PetroCorp is a party or by which it is bound, provided, however, that prior to making any legally required disclosures in any judicial, regulatory or dispute resolution proceeding, Kaiser-Francis shall, if so advised by counsel, seek a protective order or other relief to prevent or reduce the scope of such disclosure; and (iii) to PetroCorp's existing or potential lenders, investors, joint interest owners, purchasers, or other parties with whom PetroCorp may enter into contractual relationships, to the extent deemed by Kaiser-Francis to be reasonably necessary or desirable to enable it to perform the Services, provided that Kaiser-Francis shall require such third parties to execute agreements to maintain the confidentiality of the information so disclosed; and
(iv)  if  authorized  by the  Board  of  Directors  of  PetroCorp  Incorporated.
Kaiser-Francis acknowledges that the information is being furnished to Kaiser-Francis for the sole and exclusive purpose of enabling it to perform the Services, and such information may not be used by it for any other purpose.

         7.       Miscellaneous.

                  a. Survival. The indemnification provisions of paragraph 4 of this Agreement shall survive the termination of this Agreement for a period of four (4) years, and the confidentiality provisions of paragraph 6 hereof shall survive the termination of this Agreement without limitation as to duration.

                  b. Notices. All notices or advices required or permitted to be given by or pursuant to this Agreement, shall be given in writing. All such notices and advices shall be (i) delivered personally, (ii) delivered by facsimile or delivered by U.S. Registered or Certified Mail, Return Receipt Requested mail, or (iii) delivered for overnight delivery by a nationally recognized overnight courier service. Such notices and advices shall be deemed to have been given (i) the first business day following the date of delivery if delivered personally or by facsimile, (ii) on the third business day following the date of mailing if mailed by U.S. Registered or Certified Mail, Return
Receipt Requested, or (iii) on the date of receipt if delivered for overnight delivery by a nationally recognized overnight courier service. All such notices and advices and all other communications related to this Agreement shall be given as follows:

                  If to PetroCorp: To such person or persons as the Board of Directors by Resolution shall designate and in the absence of such designation to each member of the Board of Directors.

                  With Copy to:             Mayor, Day, Caldwell & Keeton,L.L.P.
                                            700 Louisiana, Suite 1900
                                            Houston, Texas  77002
                                            Attn:  Cheryl S. Phillips
                                            (713) 225-7059 - Telephone
                                            (713) 225-7047 - Facsimile

                  If to Kaiser-Francis:     Steve Berlin
                                            KAISER-FRANCIS OIL COMPANY
                                            P.O. Box 21468
                                            Tulsa, OK 74121-1468
                                            (918) 491-4501 - Telephone
                                            (918) 491-4694 - Facsimile

                  With Copy to:Frederic Dorwart
                                            Old City Hall
                                            124 East Fourth Street
                                            Tulsa, OK 74103
                                            (918) 583-9945 - Telephone
                                            (918) 583-8251 - Facsimile

or to such other address as the party may have furnished to the other parties in accordance herewith, except that notice of change of addresses shall be effective only upon receipt.

         c.Governing Law. This Agreement shall be subject to, and interpreted by and in accordance with, the laws (excluding conflict of law provisions) of the State of Oklahoma.

         d. Entire Agreement. This Agreement is the entire Agreement of the parties respecting the subject matter hereof. There are no other agreements, representations or warranties, whether oral or written, respecting the subject matter hereof.

         e. Construction. This Agreement, and all the provisions of this Agreement, shall be deemed drafted by all of the parties hereto.

         f. Authority. Each of the persons signing below on behalf of a party hereto represents and warrants that he or she has full requisite power and authority to execute and deliver this Agreement on behalf of the parties for whom he or she is signing and to bind such party to the terms and conditions of this Agreement.

         g. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original. This Agreement shall become effective only when all of the parties hereto shall have executed the original or counterpart hereof. This agreement may be executed and delivered by a facsimile transmission of a counterpart signature page hereof.

         h. Successors and Assigns. This Agreement may not be assigned (including performance by subcontract) by either Party hereto. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors.

         i. Amendments. This Agreement may be amended or modified only in a writing which specifically references this Agreement.

         j. Relationship of the Parties. Nothing in this Agreement shall be construed to create a partnership or joint venture, nor to authorize either Party to act as agent for or representative of the other Party. Each Party shall be deemed an independent contractor and neither Party shall act as, or hold itself out as acting as, agent for any other Party.

         k. No Waiver. A Party to this Agreement may decide not to require, or fail to require, full or timely performance of any obligation arising under this Agreement. The decision not to require, or failure of a Party to require, full or timely performance of any obligation arising under this Agreement (whether on a single occasion or on multiple occasions) shall not be deemed a waiver of any such obligation. No such decisions or failures shall give rise to any claim of estoppel, laches, course of dealing, amendment of this Agreement by course of dealing, or other defense of any nature to any obligation arising hereunder.

         l. Time of the Essence. Time is of the essence with respect to each obligation arising under this Agreement.

         m. Unenforceability. In the event any provision of this Agreement, or the application of such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, or unenforceable to any extent for any reason, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, or unenforceable, shall not be affected and shall continue to be enforceable to the fullest extent permitted by law.

         Executed on this 3rd day of August, 1999, but effective for all purposes as of the Effective Date set forth above.


                           KAISER-FRANCIS OIL COMPANY


                                         By:     /s/ D. Joseph Graham
                                                ---------------------
                                                D. Joseph Graham


                             PETROCORP INCORPORATED


                                         By:     /s/ W. Neil McBean
                                                 ---------------------
                                                 W. Neil McBean



                                    Exhibit H

                              MANAGEMENT AGREEMENT

         This Management Agreement (the "Agreement") is made this 3rd day of August, 1999 between PetroCorp Incorporated, a Texas corporation and Kaiser-Francis Oil Company, a Delaware corporation ("Kaiser-Francis") (each a "Party" and collectively the "Parties").

                               W I T N E S S E T H

         WHEREAS, PetroCorp Incorporated, is a Texas corporation engaged in the oil and gas exploration and production business, whose shares of common stock (the "PetroCorp Common Stock") are registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 and are traded on the facilities of the American Stock Exchange under the trading symbol "PEX"); and

         WHEREAS, Kaiser-Francis, a privately held Delaware corporation also engaged in the oil and gas exploration and production business, owns beneficially approximately forty-nine and nine-tenths percent (49.9%) of the issued and outstanding PetroCorp Common Stock; and

         WHEREAS, in order to maximize shareholder value and in an effort to manage its affairs in a more cost effective and efficient manner, PetroCorp Incorporated desires to engage Kaiser-Francis to provide management and administrative support services, as more fully described herein, with respect to all of PetroCorp's operations and the operations of its wholly-owned subsidiaries, both in the United States of America and in Canada;

         NOW, THEREFORE, in consideration of the mutual covenants herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

                                   ARTICLE I.

                                   DEFINITIONS

1.1 Defined Terms. The following terms, when used herein, shall have the meanings set forth below:

         "Administrative   Services"  means  the  services  to  be  rendered  by
Kaiser-Francis as described in Section 2.2 below.

         "Affiliate" means, with respect to a person or entity, any person or entity that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such person, and the term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management, activities or policies of any person or entity.

          "Affiliated Transactions" has the meaning provided in Section 4.2 below.

          "Affiliated  Transaction Standard" has the meaning provided in Section
          4.2 below.

          "Agreement" means this Agreement, as it may be amended from time to time.

         "Back-In" has the meaning provided in Section 3.1C below.

          "Business" means PetroCorp's business activities during the term of this Agreement.

         "Effective Date" has the meaning provided in Section 8.1 below.

         "Geological and Geophysical Costs" means the cost of (i) acquiring licenses to any geological or geophysical data which is owned by third parties ("speculative" or "spec" data), (ii) acquiring any geological or geophysical data proprietary to PetroCorp, and (iii) any processing, reprocessing and third party interpretation of either spec or proprietary data.

         "Good Faith" means honesty in fact and free of improper motive.

         "Kaiser-Francis" has the meaning set forth in the above preamble.

          "Kaiser-Francis   Compensation"  means  the  Services  Fee,  the  ORRI
          Interest, and the Back in, collectively.

         "Land Costs" means the cost and expense incurred to acquire leases and/or farm out agreements, including, but not limited to lease bonus, delay rentals, shut-in payments, option payments, brokers' fees, title examination and legal fees, and other land costs.

         "Material Decisions" has the meaning set forth in Section 2.5 herein.

         "New Prospect" means a Prospect first identified by or to PetroCorp after the date hereof and prior to the Termination Date.

         "New Prospects on Acquired Lands" means New Prospects that are comprised of all or any portion of the lands covered by oil and gas leases and/or fee or other mineral interests of whatsoever nature acquired by PetroCorp after the Effective Date, provided, however, that New Prospects on Acquired Lands shall in no event include leases or lands acquired by PetroCorp that constitute Proved Oil and Gas Reserves.

         "New Prospects on Existing Lands" means New Prospects that are comprised of all or any portion of the lands covered by the oil and gas leases and/or fee or other mineral interests of whatsoever nature described in Exhibit
1.1 attached hereto.

         "Non-Operated Properties" means all properties in which PetroCorp now or hereafter owns an oil and gas lease and/or fee or other mineral interest of whatsoever nature but of which PetroCorp is not the operator.

         "Non-Operator's Fees" means, with respect to the Non-Operated Properties, the sum of $50.00 per month per well (whether a drilling, producing, water source or disposal well); provided, however, that with respect to multiple well leases or units that are treated as a single accounting unit, the Non-Operator's fees shall be $50.00 per month per such lease or unit unless Kaiser-Francis in Good Faith concludes that the administrative burdens associated with such lease or unit are proportional to the number of wells thereon, in which case Kaiser-Francis may charge up to $50.00 per well.

        "Non-Public Information" means information and records furnished by PetroCorp with respect to its business and properties, together with any reports, analyses, summaries, spreadsheets, evaluations, memoranda or other documents prepared or generated by Kaiser-Francis or its consultants or agents on the basis of such information, whether in written, graphic, electronic or any other format, to the extent such information is of a nature that is customarily maintained as confidential and not disclosed by publicly traded companies engaged in the oil and gas exploration and production business. Such information includes, but is not limited to, seismic data, reserve reports, Prospect analyses, and privileged attorney-client communications.

         "Oil and Gas Operations" means the operations to be conducted by Kaiser-Francis on behalf of PetroCorp as described in Section 2.3 below.

         "Operator's Fees" means, with respect to the PetroCorp Operated Properties, all administrative and overhead fees received by PetroCorp under applicable joint operating or unit operating agreements(including, without limitation, administrative and overhead fees attributable to PetroCorp's working interest).

         "ORRI Interest" has the meaning provided in Section 3.1B below.

         "PetroCorp" means PetroCorp Incorporated and its wholly-owned subsidiaries, (i) PCC Energy, Inc., and (ii) PCC Energy Corp. and its subsidiary, PCC Energy, Limited (each of such subsidiaries being Alberta, Canada corporations).

       "PetroCorp Common Stock" has the meaning set forth in the above preamble.

         "PetroCorp Operated Properties" means properties, now or hereafter acquired, that are operated by PetroCorp.

         "Prospect"  means a  geological  structure,  feature or anomaly that is
believed  to  have   potential  for  producing  oil  and/or  gas  in  commercial quantities.

         "Prospect Allocation" has the meaning provided in Section 4.1B below.

         "Prospect Area" means the lands within the boundaries of an area comprising the Prospect, as such boundaries are designated by PetroCorp (with respect to Prospects identified prior to the Effective Date) or Kaiser-Francis (with respect to Prospects identified after the Effective Date), as the case may be.
         "Prospect Exploration and Development Costs" means the following costs incurred in exploring, developing and operating the Prospect Area or lands pooled therewith: (i) Land Costs, (ii) Geological and Geophysical Costs; (iii) the cost and expenses incurred in connection with administrative proceedings relating to the Prospect Area or lands pooled therewith, including but not limited to proceedings for the forced integration or unitization of lands in the Prospect Area or lands pooled therewith; (iv) the cost of drilling, redrilling, testing, logging, coring, evaluating, completing, equipping and operating, sidetracking, recompleting, reworking and plugging any and all wells drilled on the Prospect Area or lands pooled therewith (and including overhead borne by PetroCorp as determined in accordance with applicable joint operating agreements the accounting procedures); (v) the cost of acquiring or constructing any surface facilities and/or pipelines for or related to the transporting, servicing or treating of oil, gas or other hydrocarbons produced from the Prospect Area or lands pooled therewith; and (vi) all other costs and losses borne by PetroCorp relating to the Prospect Area or lands pooled therewith.

         "Prospect Net Proceeds" means the proceeds, payments, income or value received by, or attributable to, the parties or their successors and assigns, with respect to the Prospect or lands pooled therewith from all sources whatsoever, including without limitation, the following:

         i. in the case of sales (including advance sales) of oil, gas, sulphur and/or other hydrocarbons or hydrocarbons products or any other substances produced and sold from or attributable to the Prospect Area or lands pooled therewith, the actual amounts or value received therefor (and in the case of utilization of products out of the Prospect Area or lands pooled therewith, the market value thereof; for purposes hereof, "market value" means the amount or value received by the parties with respect to first sales of comparable quality and quantity occurring in the Prospect Area, except that where gas is processed in a plant either on or off the premises, it means the gross amount or value received from the first sale at the tailgate of the plant, after deducting plant processing costs, of that portion of the processed liquids, condensate, gasoline, distillate, sulphur and plant products extracted and saved from such gas together with the residue gas attributable to the oil, gas, sulphur and other hydrocarbons produced from the Prospect Area or lands pooled therewith), after deducting therefrom all royalties, overriding royalties and other leasehold burdens payable out of production, and all production, excise, severance, ad valorem and other taxes applicable to such production, together with any applicable dehydration, compression, transportation or other charges incurred to render the oil or gas or other products merchantable or deliverable;

         ii. the actual price or value received from the salvage or sale of any interest in any personal property, fixtures or equipment located on the Prospect Area or lands pooled therewith or used or obtained in connection therewith and including any rental proceeds received from the rental thereof, less the cost of salvaging;

         iii. contributions, goods or services or payments of cash received from third parties toward the drilling of a well or any other operation on the Prospect Area or lands pooled therewith;

         iv. any insurance proceeds received pursuant to any insurance contract relating to any loss including, without limitation, loss of control, blowout or loss of income with respect to any well or operation on the Prospect Area or lands pooled therewith; and

         v. proceeds from the licensing of proprietary seismic data, the cost of which forms part of the Prospect Exploration and Development Costs, which data covers the Prospect Area or lands pooled therewith.

         "Prospect Payout" means that point in time at which the cumulative Prospect Net Proceeds are equal to the cumulative Prospect Exploration and Development Costs.

         "Proved Developed Oil and Gas Reserves" means reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as "proved developed reserves" only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

         "Proved Undeveloped Reserves" means reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

         "Proved Oil and Gas Reserves" means Proved Oil and Gas Reserves (including Proved Developed Oil and Gas Reserves and Proved Undeveloped Oil and Gas Reserves), as defined in the Securities and Exchange Commission's Reg.
Section 210.4-10, as determined by an independent engineering firm.

          "Services" means (i) the Administrative Services and (ii) the Oil and Gas Operations.

        "Services Fee" has the meaning provided in Section  3.1A below.

         "Term" has the meaning provided in Section 8.2  below.

         "Termination Date" has the meaning provided in Section 8.2 below.


                                   ARTICLE II.

                             KAISER-FRANCIS SERVICES

2.1      Kaiser-Francis Services.

         A. Standard of Care. During the Term of this Agreement and on the terms and conditions set forth herein, Kaiser-Francis shall perform the Services in Good Faith and using that degree of care and skill which
         (i) with respect to the Administrative Services, is usually and customarily observed by publicly traded corporations; and (ii) with respect to the Oil and Gas Operations, is usually and customarily observed in the oil and gas industry (and with respect to Kaiser-Francis's operation of PetroCorp's Operated Properties, is consistent with that degree of care and skill which would be employed by a reasonable prudent operator).

         B. Compliance. Kaiser-Francis shall perform the Services (i) in compliance with the Articles of Incorporation and Bylaws of PetroCorp; and (ii) in compliance in all material respects with applicable federal, state, provincial and local laws. Kaiser-Francis shall use commercially reasonable efforts to comply with all contracts, leases, orders, security instruments and other agreements to which PetroCorp is a party or by which PetroCorp is bound. Notwithstanding the foregoing, Kaiser-Francis shall not be required to expend its own funds or make any payment or incur any liability to any third party to assure compliance with such governing documents, laws or agreements.

2.2 Conduct of Administrative Services. Subject to the provisions of Section 2.5 respecting Material Decisions, Kaiser-Francis shall perform the following functions for and on behalf of PetroCorp:

         A. All management and administrative services as may be required for the reasonable conduct of PetroCorp's business as presently or hereafter conducted, including, without limitation, human resources (including, without limitation, coordination of employee benefits, including severance payments, COBRA coverages and quarterly separation benefit payments to Lealon Sargent), audit, accounting, tax, insurance, payroll, and investor relations. Without limiting the foregoing, throughout the Term, Kaiser-Francis shall maintain, for the benefit of PetroCorp and at PetroCorp's expense, insurance coverages that are usual and customary for publicly traded corporations in the oil and gas industry and consistent with past practices of PetroCorp. Such coverages shall include but not be limited to the following: Commercial General Liability Insurance, Excess/Umbrella Liability Insurance, Boiler and Machinery/Business Interruption Insurance covering the Hanlan-Robb Plant and related facilities, "All Risk" Property Insurance, Operator's Extra Expense Insurance, Directors and Officers Liability Insurance and other insurance coverages as appropriate;

         B. Making such arrangements with and employing, at the expense and for the benefit of PetroCorp, such accountants, attorneys, banks, transfer agents, custodians, underwriters, insurance companies and other persons as may from time to time be reasonably necessary for the conduct of PetroCorp's business;

         C. Functions appropriate to a corporation organized under the laws of the State of Texas with a class of capital stock consisting of common shares registered under Section 12(g) of the Securities Exchange Act of 1934 and traded on the facilities of the American Stock Exchange, including, but not limited to, duties imposed by the provisions of the Texas Business Corporation Act, the Securities Exchange Act of 1934, and the Rules and Regulations of the American Stock Exchange; and

         D. Such other administrative functions as are routinely and customarily conducted in the ordinary course of business by publicly traded corporations engaged in oil and gas exploration and production.

2.3 Conduct of Oil and Gas Operations. Subject to the provisions of Section 2.5 respecting Material Decisions, Kaiser-Francis shall perform the following functions on behalf of PetroCorp:

          A. Land. Maintenance of land records, including, but not limited to, maintenance of records relating to lease and well names, numbers, status, and locations, payment of shut-in and delay rentals an other lease maintenance functions, preparation and maintenance of division orders, and the like;

         B. Well. Well performance reviews, including, but not limited to, preparation and review of, and making of recommendations and elections with respect to, proposals for drilling, completion, workovers, or other operations with respect to the wells, preparation and submission of regulatory applications, compliance with plugging and abandoning requirements, making of recommendations and decisions concerning equipment requirements, and, where applicable, monitoring of the operator's performance of such activities with respect to the wells;

         C. Engineering. Engineering and general oil field operations including, but not limited to, evaluation of outside proposals for exploration and exploitation of oil and gas properties, reserve evaluations and production forecasting, AFE costs, joint interest billings, and invoices, preparation and filing of regulatory reports, monitoring of allowables, monitoring of well profitability, and pursuit of opportunities for enhancement of existing oil and gas production;

         D. Geological and Geophysical. Geological and seismic operations, including, but not limited to, acquisition, processing and interpretation of seismic data (whether internally or externally), and evaluation of internally and externally developed proposals and review of logs, isopach maps, and structure maps;

         E. Acquisitions and Divestitures. Identification of, and, with respect to Material Decisions, making of recommendations to PetroCorp Incorporated's Board of Directors with respect to, acquisition or disposition of existing or hereafter acquired properties of PetroCorp, including, but not limited to lease purchases, acreage trades, farm out, and farmins, and other arrangements relating to the acquisition or disposition of properties;

         F. Marketing. Contracting for the gathering, treating, processing, transportation and sale of oil, gas and other hydrocarbons produced from or attributable to PetroCorp's properties (including, but not limited to, gas balancing with respect thereto) and collection of revenue from such sales;

          G. Operations. Performance of PetroCorp's duties as well operator, where applicable;

          H.  Contracts.  Contract  negotiation,   administration,  and  review,
          including, but not limited to, joint operating agreement, farm out, farmins, and production sale agreements;

          I. Accounting. Payment and collection of operating expenses, including, but not limited to, joint interest billings; revenue disbursements; and budgeting and forecasting of capital and operating revenues and expenses;

          J. Purchasing. Procurement in the ordinary course of business of equipment, supplies and other goods and services reasonably necessary for the efficient day to day operation of the Business

         K. Compliance. Regulatory compliance, including, but not limited to, application for, or maintenance of, and compliance with all required governmental permits and authorizations with respect to PetroCorp's properties or the Business; preparation and filing of all applications, reports, notices, and other regulatory filings or reports required by any federal, state (or provincial), or local authority with respect to PetroCorp's properties or Business; and participation in hearings and other administrative proceedings on behalf of PetroCorp.

         L. Institutional Investors. Performance of PetroCorp's obligations with respect to its institutional investors, including, but not limited to, Queen Sand Resources, Inc. and UBS, pursuant to assignments by PetroCorp to such institutional investors of overriding royalty interests, net profits interests or other like interests in oil and gas properties and ancillary agreements between PetroCorp and the institutional investors.

         M. Other. Such other functions as are usually and customarily performed by an oil and gas exploration and production company not heretofore enumerated in this Paragraph.

2.4  Duties   Retained  by   PetroCorp.   Notwithstanding   the   delegation  to
Kaiser-Francis in Section 2.3 above of responsibility for negotiation of contracts on behalf of PetroCorp, it is expressly understood and agreed that PetroCorp, acting through its officers appointed in accordance with Section 10.1 hereof, retains all responsibility and authority for execution on behalf of PetroCorp of such contracts, agreements, assignments, documents and other instruments as may be useful or necessary in the conduct of PetroCorp's Business during the term hereof. Further, except with respect to the Kaiser-Francis' Compensation, Kaiser-Francis shall not take title to any properties owned by PetroCorp as of the date hereof, and, with respect to properties subsequently acquired on behalf of PetroCorp, Kaiser-Francis shall either take title in PetroCorp's name or assign, or cause to be assigned, record title to PetroCorp within a reasonable time thereafter.

2.5 Material Decisions. Kaiser-Francis, whether or not acting through or together with PetroCorp officers as provided in Section 10.1 herein, shall not make any commitment on behalf of PetroCorp without the prior approval of the Board of Directors of PetroCorp Incorporated if the commitment (a "Material Decision") would:

          A. obligate PetroCorp to an expenditure or liability of in excess of two hundred and fifty thousand dollars ($250,000), or its non-cash equivalent, over the term of the agreement or commitment;

         B. obligate PetroCorp to sell or dispose of an asset or group of assets having a value in excess of five hundred thousand dollars ($500,000);

         C. obligate PetroCorp to sell oil, gas or other hydrocarbons produced from or attributable to PetroCorp's properties under a contract having a term longer than one (1) year;

         D. place a lien, security interest, mortgage, pledge, production payment, or other encumbrance upon any of PetroCorp's properties (other than such liens and security interests as arise in the ordinary course of PetroCorp's business, including liens arising by operation of law, under joint operating agreements, or under mechanics and materialmen's lien laws);

         E. initiate or compromise any litigation or threatened litigation matter involving potential rights or liabilities of PetroCorp asserted to be in excess of Fifty Thousand Dollars ($50,000.00).

2.6      Record-Keeping and Reporting.

         A. Reporting to the Board of Directors. Kaiser-Francis shall prepare and submit to the Board of Directors of PetroCorp Incorporated the following information and reports:

                  1.  Annually:  Budget for operations and capital expenditures.

                  2. Quarterly: the following reports, all substantially comparable to the form of such reports historically presented to the Board of Directors by PetroCorp's management:

                           a.       Summary Financial Information,

                           b.       Summary Income Statement,

                    c. Summary Results of Operations from Oil and Gas Producing Activities, and Full Cost Ceiling Test Report,

                    d. Summary Year-to-Date Comparison of actual performance to budget and reforecasted budget, and

                    e. Summary narrative description of operations in the calendar quarter.

                  3. At each meeting of the Board of Directors:

                           a. Information relevant to any Material Decision, together with Kaiser-Francis's recommendation with respect thereto and reasons therefor, and a summary of actions taken pursuant to Material Decisions since the preceding meeting of the Board of Directors;

                           b. Filings made with the Securities and Exchange Commission since the preceding meeting of the Board of Directors;

                           c. Such other summary  reports and information as the
                           PetroCorp   Incorporated   Board  of  Directors   may
                           reasonably require.

         B. Reporting to Third Parties. Kaiser-Francis shall prepare and submit to third parties, including regulatory authorities, joint interest owners and institutional investors, such reports and information as may be required by applicable law or PetroCorp's contracts with such third parties.

         C. Maintenance of Books and Records. Kaiser-Francis shall maintain the books and records of PetroCorp, utilizing Kaiser-Francis software and hardware or third party software or hardware, in accordance with applicable laws and with generally accepted accounting principles applied on a basis consistent with the prior practices of PetroCorp.

2.7 Commingling of Assets. Kaiser-Francis shall separately maintain and not commingle the assets of PetroCorp with those of Kaiser-Francis.

2.8 Transition Period. PetroCorp acknowledges that the first six months following the Effective Date shall be a transition period in which Administrative Services and Oil and Gas Operations are shifted from PetroCorp to Kaiser-Francis (the "Transition" and "Transition Period"). During this period, Kaiser-Francis will cause PetroCorp to continue certain employees in the employment of PetroCorp until the completion of the Transition. Kaiser-Francis shall use its best efforts to complete the Transition as soon as practicable and shall complete the Transition within the Transition Period.


                                  ARTICLE III.

                           KAISER-FRANCIS COMPENSATION

3.1 Compensation. PetroCorp shall pay Kaiser-Francis, as Kaiser-Francis' sole compensation for providing the Services, the Kaiser-Francis Compensation, comprised of the following:


                    A. Services Fee. PetroCorp shall pay Kaiser-Francis a monthly fee for the Services equal to 100% of the Operator's Fees and Non-Operator's Fees, respectively, for each of the PetroCorp Operated Properties and Non-Operated Properties.

                    B. Overriding Royalty. As additional consideration for the performance of the Services, Kaiser-Francis shall receive the following proportionately reduced overriding royalty interests (collectively, the '"ORRI Interest"):

                  (i) New Prospects on Existing Lands. With respect to each New Prospect on Existing Lands, Kaiser-Francis shall receive a proportionately reduced overriding royalty interest equal to 1% of 8/8ths of oil, gas and other hydrocarbons produced from or attributable to, PetroCorp's existing or hereafter acquired oil and gas leases and/or fee or other mineral interests covering lands within the respective Prospect Area.

                           Notwithstanding the foregoing, Kaiser-Francis shall not be entitled to an overriding royalty interest in the lands described in Exhibit 3.1B, except that, with respect to each New Prospect (a) covering lands included in any of the respective Areas of Mutual Interest described in such Exhibit 3.1B, and (b) identified after the expiration of the respective Area of Mutual Interest, Kaiser-Francis shall receive a proportionately reduced overriding royalty interest equal to 2% of 8/8ths of oil, gas and other hydrocarbons produced from or attributable to, PetroCorp's oil and gas leases and/or fee or other mineral interest covering lands within such Prospect Area.

                  (ii) New  Prospects  on  Acquired  Lands.  Except as  provided below, with respect to each New Prospect on Acquired Lands, Kaiser-Francis shall receive a proportionately reduced overriding royalty interest equal to 2% of 8/8ths of oil, gas and other hydrocarbons produced from or attributable to, PetroCorp's hereafter acquired oil and gas leases and/or fee or other mineral interests covering lands within the respective Prospect Area.

                           Notwithstanding the foregoing, Kaiser-Francis shall not be entitled to an overriding royalty interest on hereafter acquired lands to the extent the lands are Proved Oil and Gas Reserves. Further, if, in an acquisition of Proved Oil and Gas Reserves, PetroCorp also hereafter acquires lands that are not Proved Oil and Gas Reserves ("Unproved Lands") then (i) with respect to Unproved Lands within Prospects identified by parties other than Kaiser-Francis prior to such acquisition, Kaiser-Francis shall not be entitled to an overriding royalty interest; and (ii) with respect to Unproved Lands within Prospects identified by Kaiser-Francis after such acquisition, Kaiser-Francis shall receive a proportionately reduced overriding royalty interest equal to 1% of 8/8ths of oil, gas and other hydrocarbons produced from or attributable to, PetroCorp's oil and gas leases and/or fee or other mineral interest covering lands within such Prospect Area.

                  (iii) Form of Assignment of ORRI. After a New Prospect has been identified, PetroCorp shall execute, acknowledge and deliver to Kaiser-Francis an Assignment of Overriding Royalty Interest, substantially in the form of Exhibit 3B-1 (with respect to properties in the United States) or Exhibit 3B-2 (with respect to properties in Canada) attached hereto, with respect to such New Prospect promptly upon request by Kaiser-Francis. Such Assignment shall provide that the overriding royalty interest shall be proportionately reduced in the event that PetroCorp owns less than the entire working interest in and to the leases or mineral interests subject thereto or such leases cover less than the entire mineral estate.

         C. Back-In. As further additional consideration for the performance of the Services, Kaiser-Francis shall receive after Prospect Payout with respect to each New Prospect an undivided working interest as provided below (herein, collectively, the "Back-In"):

                   (i) New Prospects on Existing Lands. With respect to each New Prospect on Existing Lands, Kaiser-Francis shall receive a Back-In equal to 15% of PetroCorp's existing or hereafter acquired interest in the oil and gas leases and fee mineral interests covering lands within the respective Prospect Area.

                           Notwithstanding the foregoing, Kaiser-Francis shall not be entitled to a Back-In in and to the lands described in Exhibit 3.1B; provided, however, that with respect to each New Prospect (a) covering lands included in any of the respective Areas of Mutual Interest described in such Exhibit 3.1B, and (b) identified after the expiration of the respective Area of Mutual Interest, Kaiser-Francis shall receive after Prospect Payout an undivided working interest equal to 25% of PetroCorp's interest in oil and gas leases and fee mineral interests covering lands within such Prospect Area.

                  (ii) New Prospects on Acquired Lands. With respect to each New Prospect on Acquired Lands, Kaiser-Francis shall receive a Back-In equal to 25% of PetroCorp's hereafter acquired interest in the oil and gas leases and fee mineral interests covering lands within the respective Prospect Area.

                           Notwithstanding the foregoing, Kaiser-Francis shall not be entitled to a Back-In in and to hereafter acquired lands to the extent the lands are Proved Oil and Gas Reserves. Further, if, in an acquisition of Proved Oil and Gas Reserves, PetroCorp also hereafter acquires Unproved Lands, then (i) with respect to Unproved Lands within Prospects identified by parties other than Kaiser-Francis prior to such acquisition, Kaiser-Francis shall not be entitled to a Back-In; and
         (ii) with respect to Unproved Lands within Prospects identified by Kaiser-Francis after such acquisition, Kaiser-Francis shall receive a Back-In equal to 15% of PetroCorp's hereafter acquired interest in the oil and gas leases and fee mineral interests covering lands within the respective Prospect Area.

                  (iii) Form of Assignment of Back-In. For each New Prospect, PetroCorp shall furnish Kaiser-Francis quarterly Prospect Payout statements setting forth the cumulative Prospect Net Proceeds and Prospect Exploration and Development Costs, and, within thirty (30) days after Prospect Payout has occurred, PetroCorp shall execute, acknowledge and deliver to Kaiser-Francis a Partial Assignment of Oil and Gas Leases, substantially in the form of Exhibit 3.1C attached hereto, of Kaiser-Francis's undivided working interest in the oil and gas leases and fee mineral interests in the Prospect Area, such assignment to be made without warranty, except that PetroCorp shall warrant the interest so assigned to be free of claims and encumbrances arising by, through, or under PetroCorp but not otherwise.

3.2  Provisions   Respecting  Payment  of  Costs  of  Administrative   Services.
Kaiser-Francis shall pay all costs of the Services except the following expenses which shall be borne by PetroCorp:

                    A. Oil and Gas Operations. Direct expenses of oil and gas operations (including, without limitation, drilling, completion, plugging and abandoning, production, gathering, processing, and transportation) charged to working interests owners;

         B. Consulting Fees. Third-party legal, accounting, engineering, and consulting fees and expenses; provided, however, that Kaiser-Francis shall not charge as a third-party expense the cost of performing such services that (i) either were performed in-house by PetroCorp prior to the date hereof; or (ii) are customarily performed in-house by Kaiser-Francis after the date hereof;

         C. Filing Fees. Filing, processing, and other fees of regulatory agencies, including, but not limited to, state oil and gas commissions, state securities commissions, the Securities and Exchange Commission, the American Stock Exchange, Department of Justice, and the like;

         D. Director, Officer and Employee Expenses. The costs and expenses of PetroCorp's directors, officers, and employees (except officers and employees of Kaiser-Francis), including: (i) Director and Officer Liability Insurance; (ii) Directors' fees and expenses; (iii) all compensation and other expenses of any officers of PetroCorp who are not KF Nominees; and (iv) PetroCorp officer and employee expenses, including but not limited to insurance and other benefits;

                    E. Facility Expenses. Rent for facilities and other occupancy expenses, except rent for facilities of Kaiser-Francis and occupancy expenses associated with facilities of Kaiser-Francis;

         F. Travel and Entertainment. Travel and entertainment expense reasonably incurred directly for the benefit of PetroCorp in the performance of the Services and not covered by the provisions of applicable joint operating agreements;

         G. Other. Other third-party expenses not heretofore enumerated which an oil and gas exploration and development company registered under
         Section 12(g) of the Securities Exchange Act of 1934 with a class of capital stock listed for trading on the American Stock Exchange would incur in the usual and customary conduct of its own corporate affairs.


         As used in this section, third-party expenses shall include expenses, whether payable to an Affiliate of Kaiser-Francis or to a non-affiliated entity, only to the extent such expenses are competitive with those otherwise generally available in the area in which services or materials were furnished.

                                   ARTICLE IV.

                              CONFLICTS OF INTEREST

4.1      Corporate Opportunities.

         A. Kaiser-Francis Opportunities. PetroCorp hereby acknowledges that Kaiser-Francis and its Affiliates are actively and substantially engaged in the oil and gas exploration business, and agrees that
         Kaiser-Francis   and  its   Affiliates   (including   the  officers  of
         Kaiser-Francis who may be KF Officer Nominees) shall be free to continue to engage in such business, whether or not such business is deemed to be in competition with PetroCorp. Subject to Kaiser-Francis's compliance with the Section 4.1B no business in which Kaiser-Francis or its Affiliates (including officers of Kaiser-Francis who may be KF Officer Nominees) engage shall be deemed to be a corporate opportunity of PetroCorp.

         B. Prospect Allocation. Kaiser-Francis shall cause Prospects developed by Kaiser-Francis employees after the Effective Date to be (i) developed for the account of Kaiser-Francis or (ii) to be developed for the account of PetroCorp or (iii) for the account of both Kaiser-Francis and PetroCorp in such percentages as Kaiser-Francis shall determine (the "Prospect Allocation") based upon the following factors:

                  (1) the geographic proximity of the Prospect to existing oil and gas production, non-producing oil and gas leasehold positions, or Prospects of Kaiser-Francis and/or PetroCorp;

                  (2) the geological comparability of the Prospect to existing oil and gas production, non-producing oil and gas leasehold positions, or exploration or exploitation prospects of Kaiser-Francis and/or PetroCorp; (3) the potential adverse impact of the Prospect on existing oil and gas production, non-producing oil and gas leasehold positions, or Prospects of Kaiser-Francis and/or PetroCorp, as a result of drainage or other factors;

                    (4) the nature and extent of the risk involved in the Prospect; and,

                  (5)      budgetary constraints.

         The Prospect Allocations by Kaiser-Francis shall be binding upon PetroCorp provided, and subject to the conditions, that: (i) Kaiser-Francis shall have reported in writing a reasonable summary (including a summary of the factors set forth above) to the Board of Directors of PetroCorp Incorporated prior to or as soon as possible after the acquisition of the Prospect, but in no event later than the commencement of any drilling or reworking operation thereon and the Board of Directors of PetroCorp Incorporated shall not have adopted at such meeting a resolution objecting to the Prospect Allocation; and (ii) Kaiser-Francis made the Prospect Allocation in Good Faith. If the Board of Directors adopts a resolution objecting to any Prospect Allocation and PetroCorp establishes that Kaiser-Francis's determination was unreasonable or not in Good Faith, then the Prospect Allocation shall not be binding upon PetroCorp and the acquired Prospect (or such portion thereof as PetroCorp may elect to acquire) shall be offered to PetroCorp under the same terms and conditions as the Prospect was acquired by Kaiser-Francis.

4.2 Affiliated Transactions. All transactions between Kaiser-Francis and its Affiliates and PetroCorp ("Affiliated Transactions") shall be on terms and conditions at least as favorable to PetroCorp as those prevailing in the exploration and production industry for comparable transactions between unaffiliated parties (the "Affiliated Transaction Standard"). The determination of Kaiser-Francis that the Affiliated Transaction Standard in respect of an Affiliated Transaction is met shall be binding upon PetroCorp provided, and subject to the conditions, that (i) Kaiser-Francis shall have reported in writing a reasonable summary (including, but not limited to, a reasonable summary of the terms and conditions of the Affiliated Transaction) of the Affiliated Transaction to the Board of Directors at the meeting of the Board next following the consummation of the Affiliated Transaction (or prior to the consummation of the Affiliated Transaction if required under the Texas Business Corporation Act or other applicable law) and the Board of Directors of PetroCorp Incorporated shall not have adopted at such meeting a resolution objecting to the Affiliated Transaction; and (ii) Kaiser-Francis made the determination in Good Faith. If the Board of Directors adopts a resolution objecting to any Affiliated Transaction and PetroCorp establishes that Kaiser-Francis's determination was unreasonable or not in Good Faith, then the Affiliated Transaction shall not be binding upon PetroCorp.

                                   ARTICLE V.

                         REPRESENTATIONS AND WARRANTIES


5.1 Representations and Warranties of Kaiser-Francis. Kaiser-Francis represents and warrants to PetroCorp that the following are, and at all times during the term of this Agreement shall remain, true and correct:

         A. Organization and Authority. Kaiser-Francis has all requisite power and capacity, is under no legal restraint, and has all necessary authority to enter into this Agreement and perform its obligations hereunder. Kaiser-Francis is a corporation duly organized and constituted and existing under the laws of the State of Delaware and is qualified to conduct business in each of the jurisdictions in which such qualification is necessary to perform its obligations hereunder. The Agreement has been duly executed and delivered by Kaiser-Francis, and the execution and delivery of this Agreement, the consummation of the transactions contemplated hereby and the compliance by Kaiser-Francis with the terms of this Agreement do not and will not conflict with or result in a breach of any terms of, or constitute a default under, the Articles of Incorporation or Bylaws of Kaiser-Francis or any other material agreement, instrument, writ, order, judgment or decree to which Kaiser-Francis is a party or is subject or by which it is bound. This Agreement constitutes a valid obligation of Kaiser-Francis enforceable in accordance with its terms except as limited by bankruptcy, insolvency, reorganization or other such laws concerning the rights of creditors.

         B. No Claims. To the knowledge of Kaiser-Francis, except with respect to such matters that would not, if determined adversely to Kaiser-Francis, have a material adverse effect on Kaiser-Francis or its ability to perform its obligations hereunder, Kaiser-Francis is not in default under any applicable laws or under any order of any court or governmental administrative body having jurisdiction, and there are no claims, actions, suits or proceedings, pending or threatened, against Kaiser-Francis at law or in equity, or before or by any administrative body having jurisdiction, and no notice of any claim, action, suit or proceeding, whether pending or threatened, has been received. To the knowledge of Kaiser-Francis, there is no claim, litigation, action, suit or proceeding, administrative or judicial, pending or threatened which seeks to restrain or seeks damages in connection with the consummation of the transactions contemplated herein.

         C. Personnel. Except with respect to third-party legal, accounting, consulting and other services for which it is contemplated herein that Kaiser-Francis will contract with consultants, Kaiser-Francis has and at all times during the term of this Agreement shall have in its employ or available to it personnel sufficient in numbers and training to enable it to perform its obligations hereunder.

         D. Intellectual Property Rights. To the extent Kaiser-Francis uses third-party software, seismic data or other intellectual property in the performance of the Services, Kaiser-Francis has (or at the time it uses such third-party property in connection with the performance of the Services will have) such licenses and authorizations necessary to authorize its use of such third-party software, seismic data or other intellectual property. Kaiser-Francis has not received any notification that it has infringed upon or is infringing upon, or has engaged in or is engaging in any unauthorized use or misappropriation of, any intellectual property owned by or belonging to any other person; and there is no pending or threatened claim, and no basis for the assertion of any claim, against Kaiser-Francis with respect to any such infringement, unauthorized use or misappropriation.


                                   ARTICLE VI.

                                 INDEMNIFICATION

6.1 Indemnification by Kaiser-Francis. Kaiser-Francis hereby agrees to defend, indemnify and hold harmless PetroCorp and its officers, directors, shareholders, employees, agents and Affiliates (collectively, the "PetroCorp Indemnitees") from any and all threatened or actual claims, demands, causes of action, suits, proceedings, losses, damages, fines, penalties, liabilities, costs and expenses of any nature, including attorneys' fees and court costs (collectively, "Claims"), sustained or incurred by or asserted against the PetroCorp Indemnitees arising from (i) the breach of this Agreement by Kaiser-Francis; and
(ii) the gross negligence or willful misconduct of Kaiser-Francis in connection with the rendering of the Services.

6.2 Indemnification by PetroCorp. PetroCorp hereby agrees to defend, indemnify and hold harmless Kaiser-Francis and its officers, directors, shareholders, employees, agents and Affiliates (collectively, the "Kaiser-Francis Indemnitees") from any and all threatened or actual Claims sustained or incurred by or asserted against the Kaiser-Francis Indemnitees arising from (i) the breach of this Agreement by PetroCorp; (ii) Kaiser-Francis's performance of the Services, except to the extent PetroCorp is entitled to indemnification with respect thereto from Kaiser-Francis pursuant to Section 6.1 above.

6.3 Indemnification Procedures. A Party requesting indemnification pursuant to this Article VI (the "Indemnified Party") shall promptly give notice to the Party from whom indemnification is sought (the "Indemnifying Party") of the Claim for which indemnification is sought, and the Indemnifying Party shall defend such Claim by counsel selected by the Indemnifying Party (provided that such counsel shall be reasonably satisfactory to the Indemnified Party), and the Indemnifying Party shall pay all expenses therefor. The Indemnified Party may, at its own expense, employ separate counsel and participate in defense of such Claims.

6.4 Survival. The indemnification provisions of this Article VI shall survive the termination of this Agreement for a period of four (4) years.

                                  ARTICLE VII.

                                 CONFIDENTIALITY

7.1 Confidentiality. Kaiser-Francis shall maintain the confidentiality of all Non-Public Information with respect to PetroCorp, its business or its assets; provided, however, that Kaiser-Francis may disclose such Non-Public Information
(i) in any judicial or alternative dispute resolution proceeding to resolve disputes between PetroCorp and Kaiser-Francis arising hereunder; (ii) to the extent disclosure is legally required under applicable laws or any agreement to which PetroCorp is a party or by which it is bound, provided, however, that prior to making any legally required disclosures in any judicial, regulatory or dispute resolution proceeding, Kaiser-Francis shall, if so advised by counsel, seek a protective order or other relief to prevent or reduce the scope of such disclosure; and (iii) to PetroCorp's existing or potential lenders, investors, joint interest owners, purchasers, or other parties with whom PetroCorp may enter into contractual relationships, to the extent deemed by Kaiser-Francis to be reasonably necessary or desirable to enable it to perform the Services, provided that Kaiser-Francis shall require such third parties to execute agreements to maintain the confidentiality of the Non-Public Information so disclosed; and (iv) if authorized by the Board of Directors of PetroCorp Incorporated. Kaiser-Francis acknowledges that the Non-Public Information is being furnished to Kaiser-Francis for the sole and exclusive purpose of enabling it to perform the Services, and the Non-Public Information may not be used by it for any other purpose. The provisions of this Section shall survive the termination of this Agreement.

7.2 Insider Trading. Kaiser-Francis acknowledges that it is aware that the United States securities laws prohibit any person who has material, non-public information concerning PetroCorp from purchasing or selling any securities of PetroCorp or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities, and Kaiser-Francis will prohibit its employees, consultants and agents who are involved in the rendering of the Services from engaging in such practices.

                                  ARTICLE VIII.

                              TERM AND TERMINATION

8.1 Effective Date. The effective date ("Effective Date") of this Agreement shall be the opening of business on the first day of the month next following the month in which the shareholders of PetroCorp shall approve this Agreement.

8.2 Term. The term of this Agreement (the "Term") shall commence at the Effective Date and end (the "Termination Date") at the close of business on the last day of the sixth (6th) full calendar month following notice of termination by a Party; provided, however, no Party shall give notice of termination of this Agreement until after the first anniversary date of the Effective Date of this Agreement.

8.3 Renegotiation. At any time during which Kaiser-Francis and its Affiliates own less than thirty-five percent (35%) of the issued and outstanding common stock of PetroCorp, either Party (the "Proposing Party") may propose to the other Party (the AResponding Party") changes in any of the terms and provisions of this Agreement (a ARenegotiation Proposal"). Promptly upon receipt of a Renegotiation Proposal, the Parties shall, for a period of at least twenty (20) business days, negotiate in Good Faith in an effort to reach an agreement respecting the Renegotiation Proposal. The provisions of this section shall not be in derogation of the provisions of the preceding section respecting notice of termination of this Agreement.

                                   ARTICLE IX.

                       AUDIT RIGHTS AND DISPUTE RESOLUTION

9.1 Audit Rights. PetroCorp shall have the right at any time during the Term of this Agreement, but not more than once in any twelve-month period, to audit, examine and make copies of or extracts from the books and records of PetroCorp and, to the extent necessary to verify the performance by Kaiser-Francis of its obligations under this Agreement ( including, without limitation, the Kaiser-Francis Compensation), the books and records of Kaiser-Francis (the AAudit Right"). PetroCorp may exercise the Audit Right through such auditors (excluding legal counsel) as the Board of Directors of PetroCorp Incorporated may determine in its sole discretion. PetroCorp shall (i) exercise the Audit Right only upon reasonable notice to Kaiser-Francis and (ii) use reasonable efforts to conduct the Audit Right in such a manner as to minimize the inconvenience and disruption to Kaiser-Francis.

9.2 Resolution Committee. Either Party may request at any time during the Term hereof a resolution committee (the AResolution Committee") to attempt to resolve disputes arising hereunder. The Resolution Committee shall be comprised of three members, being the Chairman of the Board of PetroCorp Incorporated, who shall chair the Resolution Committee, and one member selected by of each of the respective Boards of the Parties (provided that the representative of the PetroCorp Incorporated Board shall not be an officer, director or employee of Kaiser-Francis). The Board of Directors of either Party may submit any dispute to the Resolution Committee by written request to the chairman of the Resolution Committee, who shall, within twenty (20) days thereafter call a meeting of the Resolution Committee. The Resolution Committee shall attempt to resolve the dispute, provided, however, that the recommendation of the Resolution Committee shall not be binding upon either Party. If within thirty (30) days after the Resolution Committee is convened, the Resolution Committee is unable to reach a consensus on resolution of the dispute, or either of the Parties is dissatisfied by the resolution proposed by the Resolution Committee, then either Party may pursue its legal and equitable remedies in an arbitration proceeding as provided hereinbelow.

9.3 Arbitration. In the event of a dispute between PetroCorp and Kaiser-Francis hereunder that has not been resolved by the Dispute Resolution Committee within thirty (30) days after the Resolution Committee is convened, then the dispute may, upon the written notice of any party, be submitted to the American Arbitration Association (AAAA") for binding arbitration in Tulsa, Oklahoma, before a panel of three (3) arbitrators, one selected by each party and the third selected by the two so selected. If either party fails to timely designate an arbitrator or if the two so selected are unable to agree upon the appointment of a third, then any party may apply to the AAA requesting the appointment of the arbitrator. The arbitration shall be conducted under the United States Arbitration Act (9 U.S.C. ' 1 et seq). Except as contradicted by the United States Arbitration Act or the provisions of this Agreement, the arbitration shall be conducted in accordance with the rules of the American Arbitration Association then in effect, including, without limitation, the Code of Ethics for Arbitrators in Commercial Disputes. The majority decision of the arbitrators on any point or points will be final. Judgment may be entered upon any award made hereunder in any court having jurisdiction in the premises. Each Party shall pay its own costs of the arbitration including attorneys' fees, preparation and travel expenses. All other costs of arbitration, including the cost of the arbitrators, shall be borne equally by the parties.

9.4 Attorneys' Fees and Expenses. In any action brought by a party hereto to enforce the obligations of any other party hereto, the prevailing party shall be entitled to collect from the opposing party to such action such party's reasonable litigation costs and attorneys fees and expenses (including court costs, reasonable fees of accountants and experts, and other expenses incidental to the litigation).

                                   ARTICLE X.

                        PETROCORP INCORPORATED GOVERNANCE

10.1 Officers of PetroCorp Incorporated. During the Term of this Agreement:

         A. Kaiser-Francis shall nominate annually for election as officers of PetroCorp Incorporated such persons (which may include employees of Kaiser-Francis) as Kaiser-Francis deems appropriate to conduct the business and affairs of PetroCorp (the "KF Officer Nominees"); and,

         B. Subject to the exercise by the members of the Board of Directors of their fiduciary obligations arising under the Texas Business Corporations Act, the Board of Directors of PetroCorp Incorporated shall elect the KF Nominees as the officers of PetroCorp Incorporated and,

         C. Subject to their election by the Board of Directors, Kaiser-Francis shall cause the KF Officer Nominees to serve as the officers of PetroCorp Incorporated at the sole cost of Kaiser-Francis.

         D. The officers of PetroCorp Incorporated for the period of time commencing on the Effective Date and continuing until the annual meeting of shareholders of PetroCorp Incorporated and thereafter until their successors are elected are set forth in Schedule 10.1 attached hereto.

                                   ARTICLE XI.

                            MISCELLANEOUS PROVISIONS

11.1 Notices. All notices or advices required or permitted to be given by or pursuant to this Agreement, shall be given in writing. All such notices and advices shall be (i) delivered personally, (ii) delivered by facsimile or delivered by U.S. Registered or Certified Mail, Return Receipt Requested mail, or (iii) delivered for overnight delivery by a nationally recognized overnight courier service. Such notices and advices shall be deemed to have been given (i) the first business day following the date of delivery if delivered personally or by facsimile, (ii) on the third business day following the date of mailing if mailed by U.S. Registered or Certified Mail, Return Receipt Requested, or (iii) on the date of receipt if delivered for overnight delivery by a nationally recognized overnight courier service. All such notices and advices and all other communications related to this Agreement shall be given as follows:

                  If to PetroCorp: To such person or persons as the Board of Directors of PetroCorp Incorporated by Resolution shall designate and in the absence of such designation to each member of the Board of Directors.

                  With Copy to:             Mayor, Day, Caldwell & Keeton,L.L.P.
                                            700 Louisiana, Suite 1900
                                            Houston, Texas  77002
                                            Attn:  Cheryl S. Phillips
                                            (713) 225-7059 - Telephone
                                            (713) 225-7047 - Facsimile

                  If to Kaiser-Francis:     Steve Berlin
                                            KAISER-FRANCIS OIL COMPANY
                                            P.O. Box 21468
                                            Tulsa, OK 74121-1468
                                            (918) 491-4501 - Telephone
                                            (918) 491-4694 - Facsimile

                  With Copy to:Frederic Dorwart
                                            Old City Hall
                                            124 East Fourth Street
                                            Tulsa, OK 74103
                                            (918) 583-9945 - Telephone
                                            (918) 583-8251 - Facsimile

or to such other address as the party may have furnished to the other parties in accordance herewith, except that notice of change of addresses shall be effective only upon receipt.


11.2 Year 2000 Compliance.  Kaiser-Francis shall take reasonable steps to insure
(i) that any wells, pipelines or other facilities or equipment and any operations, systems or applications used directly or indirectly to support the operations contemplated by this Agreement, including any components thereof or systems related thereto or embedded therein, correctly process date information before, during and after midnight, December 31, 1999 (including accepting date input, providing date output, and performing calculations and comparisons on dates or portions of dates) and function accurately and without interruption before, during and after January 1, 2000 through January 1, 2005 without any change in operations associated with the advent of January 1, 2000; and (ii) that operations under or in support of this Agreement will not be materially disrupted by the inability of any material vendors, suppliers, or subcontractors for goods or services to likewise correctly process such date information and continue operations without interruption due to the advent of January 1, 2000.

11.3 Governing Law. This Agreement shall be subject to, and interpreted by and in accordance with, the laws (excluding conflict of law provisions) of the State of Oklahoma.

11.4 Entire Agreement. This Agreement is the entire Agreement of the parties respecting the subject matter hereof. There are no other agreements, representations or warranties, whether oral or written, respecting the subject matter hereof.

11.5 Construction. This Agreement, and all the provisions of this Agreement, shall be deemed drafted by all of the parties hereto.

11.6 Authority. Each of the persons signing below on behalf of a party hereto represents and warrants that he or she has full requisite power and authority to execute and deliver this Agreement on behalf of the parties for whom he or she is signing and to bind such party to the terms and conditions of this Agreement.

11.7 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original. This Agreement shall become effective only when all of the parties hereto shall have executed the original or counterpart hereof. This agreement may be executed and delivered by a facsimile transmission of a counterpart signature page hereof.

11.8 Successors and Assigns. This Agreement may not be assigned (including performance by subcontract) by either Party hereto. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors.

11.9 No Third Party Beneficiaries. This is not a third party beneficiary contract. No person or entity other than Kaiser-Francis, the Kaiser-Francis Indemnitees, PetroCorp, and the PetroCorp Indemnitees shall have any rights under this Agreement.

11.10 Amendments. This Agreement may be amended or modified only in a writing which specifically references this Agreement.

11.11 Relationship of the Parties. Nothing in this Agreement shall be construed to create a partnership or joint venture, nor to authorize either Party to act as agent for or representative of the other Party. Each Party shall be deemed an independent contractor and neither Party shall act as, or hold itself out as acting as, agent for any other Party.

11.12 No Waiver. A Party to this Agreement may decide not to require, or fail to require, full or timely performance of any obligation arising under this Agreement. The decision not to require, or failure of a Party to require, full or timely performance of any obligation arising under this Agreement (whether on a single occasion or on multiple occasions) shall not be deemed a waiver of any such obligation. No such decisions or failures shall give rise to any claim of estoppel, laches, course of dealing, amendment of this Agreement by course of dealing, or other defense of any nature to any obligation arising hereunder.

11.13 Time of the Essence. Time is of the essence with respect to each obligation arising under this Agreement.

11.14 Unenforceability. In the event any provision of this Agreement, or the application of such provision to any person or set of circumstances, shall be determined to be invalid, unlawful, or unenforceable to any extent for any reason, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those as to which it is determined to be invalid, unlawful, or unenforceable, shall not be affected and shall continue to be enforceable to the fullest extent permitted by law.

         Dated the date first set forth above.

                           KAISER-FRANCIS OIL COMPANY


                                         By:    /s/ D. Joseph Graham
                                               -------------------------------
                                                      D. Joseph Graham


                             PETROCORP INCORPORATED


                                         By:   /s/ W. Neil McBean
                                              --------------------------------
                                               W. Neil McBean, President & CEO

                                  SCHEDULE 10.1

                         PETROCORP INCORPORATED OFFICERS


          Gary Christopher, President and Chief Executive Officer*

          Tony Pelletier, Executive Vice President and Chief Operating Officer

          Richard Dunham, Vice President for Engineering

          Steve Berlin, Vice-President and Chief Financial Officer

          Ted Jacobson, Vice-President for Operations

          Les Watson, Vice President of Canadian Operations

          Michael W. Moore, Vice-President for Marketing

          Reece A. Hembree, Treasurer

          Frederic Dorwart, Secretary

          Sheryl Green, Assistant Secretary

          Eric C. Lowe, Assistant Secretary

          Michael W. Moore, Assistant Secretary

          Bruce Kenney, Assistant Secretary

          Matthew M. Browne, Assistant Secretary


        *  The Chairman of the Board shall be elected by the Board of Directors.

                  PCC ENERGY CORP. & PCC ENERGY, INC. OFFICERS

                  Les Watson, Vice President